FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Homestar Mortgage Acceptance Corp.	0001257394
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 12, 2004 Series 2004-5	333-116235

Name of Person Filing the Document
(If Other than the Registrant)

04047285

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAR MORTGAGE ACCEPTANCE CORP.

By: Frank Plenskofski

Name: Frank Plenskofski

Title: VP/Treasurer

Dated: October 12, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HOMESTAR MORTGAGE SERVICES

Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-5*

Approximate Total Offered Size: $412,673,000

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class A-1	$187,500,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.15 / 3.44 Yr
Class A-2A	$53,047,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	0.80 / 0.80 Yr
Class A-2B	$79,993,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	2.43 / 2.43 Yr
Class A-2C	$54,523,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	6.50 / 7.49 Yr
Class M-1	$7,689,000	Floating Rate / Mezz	1m Libor + [ ]%	AA+/Aa1	5.44 / 5.96 Yr
Class M-2	$6,857,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	5.43 / 5.90 Yr
Class M-3	$8,519,000	Floating Rate / Mezz	1m Libor + [ ]%	A+/A1	5.43 / 5.80 Yr
Class M-4	$3,117,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	5.43 / 5.68 Yr
Class M-5	$3,533,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	5.42 / 5.55 Yr
Class M-6	$3,116,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	5.33 / 5.33 Yr
Class M-7	$4,779,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa3	4.64 / 4.64 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	September 23, 2004
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	October 1, 2004
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Mike Leung (212) 723-6325
Ian Wesson (212) 723-6334	Matthew Cherwin (212) 723-6217	Adrian Wu (212) 723-6406
Mitch Garrett (212) 723-6932		

Structure Summary

Title of Securities:	Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-5
Offered Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates
Non-Offered Certificates:	Class C, Class P and Class R Certificates
Class A Certificates:	Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates
Class A-2 Certificates:	Class A-2A, Class A-2B and Class A-2C Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates
Seller and Servicer:	Home Star Mortgage Services, LLC
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Homestar Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
Mortgage Insurance Policy Provider:	PMI Mortgage Insurance Co.
Closing Date:	On or about October 1, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing November 26, 2004
Cut-off Date:	October 1, 2004
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee (Alt-A Mortgage Loans):	The Servicing Fee for the fixed rate Alt-A Mortgage Loans will be 0.250% and the Servicing Fee for the adjustable rate Alt-A Mortgage Loans will be 0.375%, provided that for any adjustable rate Alt-A Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375%.
Servicing Fee (Subprime Mortgage Loans):	The Servicing Fee for the Subprime Mortgage Loans will be 0.500%.
Administrative Fees:	The Master Servicing Fee, the related Servicing Fees, and the fee payable for those loans which are covered under the Mortgage Insurance Policy.
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreement.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class A-1	1ml + [ ]	1ml + 2.0x [ ]
Class A-2A	1ml + [ ]	1ml + 2.0x [ ]
Class A-2B	1ml + [ ]	1ml + 2.0x [ ]
Class A-2C	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]
Class M-6	1ml + [ ]	1ml + 1.5x [ ]
Class M-7	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 19.50% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Structure Summary

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received or advanced thereto, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) the Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 80.50% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class A-1and Class A-2 Certificates on a pro rata basis based on the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the aggregate of the Certificate Principal Balances of the Class A-2 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class A-2 Certificates will be distributed first to the Class A-2A Certificates, until the Certificate Principal Balance of the Class A-2A Certificates has been reduced to zero, second to the Class A-2B Certificates, until the Certificate Principal Balance of the Class A-2B Certificates has been reduced to zero, and third to the Class A-2C Certificates until the Certificate Principal Balance of the Class A-2C Certificates has been reduced to zero.

Structure Summary

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 15.80% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 12.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 8.40% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 6.90% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),

(v) Then to the Class M-5 Certificates, until approximately a 5.20% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),

(vi) Then to the Class M-6 Certificates, until approximately a 3.70% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage), and

(vii) Then to the Class M-7 Certificates, until approximately a 1.40% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Distributions: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the Mortgage Insurance Policy Provider the premium payable on the Mortgage Loans covered under the Policy
3. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest, excluding any accrued unpaid interest from prior Distribution Dates, sequentially to the Class M Certificates in the order of their numerical class designations.

4A. Prior to the Stepdown Date or if a Trigger Event is in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A-1 and Class A-2 Certificates, pro rata, until reduced to zero.
   2. To pay principal to the Class M Certificates from the remaining Principal Distribution Amount in the order of their numerical class designations, until each such class has been reduced to zero.

4B. On or after the Stepdown Date and if a Trigger Event is not in effect to pay the Principal Distribution Amount as follows:
   1. To pay principal to the Class A Certificates, the Class A Principal Distribution Amount.
   2. To pay principal to the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.

5. To pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
6. To pay any Realized Loss Amounts allocated to the Class M Certificates.
7. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
8. To pay any remaining amount to the Class C and Class R Certificates, in accordance with the Pooling and Servicing Agreement.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A	9.75%	Class A	19.50%
Class M-1	7.90%	Class M-1	15.80%
Class M-2	6.25%	Class M-2	12.50%
Class M-3	4.20%	Class M-3	8.40%
Class M-4	3.45%	Class M-4	6.90%
Class M-5	2.60%	Class M-5	5.20%
Class M-6	1.85%	Class M-6	3.70%
Class M-7	0.70%	Class M-7	1.40%

**Approximate*
***Targeted*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date, over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount (a) prior to the Stepdown Date, is an amount equal to approximately 0.70% of the principal balance of the Mortgage Loans as of the Cut-off date; (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) approximately 1.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related due period and (ii) 0.50% of the principal balance of the Mortgage Loans as of the Cut-off date; and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Release Amount:

As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date, over

(y) the Overcollateralization Target Amount for such Distribution Date.

Structure Summary

Interest Rate Cap Agreements: On the Closing Date, the Trustee will enter into two separate Interest Rate Cap Agreements with the Interest Rate Cap Provider for the benefit of the Class A Certificates and Class M Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedules containing the notional amounts are in the tables on pages 15 and 16.

Stepdown Date: The earlier to occur of :

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in November 2007 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 19.50%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date, or

Distribution Date	Percentage
November 2004 to October 2007	N/A
November 2007 to October 2008	1.10%
November 2008 to October 2009	1.50%
November 2009 to October 2010	1.75%
November 2010 and thereafter	1.85%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 40% of the Senior Enhancement Percentage.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-7 Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates, and ninth, to the Class M-1 Certificates.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $415,583,165. There will be approximately 816 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $130,649,490 and approximately 1,147 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $284,933,675.

Primary Mortgage Insurance Policy: As of the Cut-Off Date, approximately 16.50% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Policy Provider. For each of those Mortgage Loans, the Mortgage Insurance Policy Provider provides insurance coverage, subject to certain caveats, down to approximately 78% of the value of the related mortgaged property.

Structure Summary

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	19.66	5.98	**3.15**	2.05	1.44
Window (mo)	1-341	1-181	**1 - 98**	1 - 63	1 - 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class A-2A					
Avg. Life (yrs)	10.91	1.31	**0.80**	0.62	0.52
Window (mo)	1-182	1 - 28	**1 - 15**	1 - 11	1 - 9
Expected Final Mat.	Dec 2019	Feb 2007	**Jan 2006**	Sep 2005	Jul 2005
Class A-2B					
Avg. Life (yrs)	20.26	4.70	**2.43**	1.63	1.24
Window (mo)	182-298	28- 96	**15- 48**	11 - 29	9 - 21
Expected Final Mat.	Aug 2029	Oct 2012	**Oct 2008**	Mar 2007	Jul 2006
Class A-2C					
Avg. Life (yrs)	27.30	12.40	**6.50**	4.07	2.62
Window (mo)	298-341	96-181	**48- 98**	29- 63	21- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-1					
Avg. Life (yrs)	25.90	10.35	**5.44**	4.08	3.73
Window (mo)	257-341	61-181	**38- 98**	41- 63	44- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-2					
Avg. Life (yrs)	25.90	10.35	**5.43**	4.02	3.73
Window (mo)	257-341	61-181	**37- 98**	40- 63	44- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-3					
Avg. Life (yrs)	25.90	10.35	**5.43**	3.97	3.64
Window (mo)	257-341	61-181	**37- 98**	39- 63	41- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	25.90	10.35	**5.43**	3.92	3.51
Window (mo)	257-341	61-181	**37- 98**	38- 63	40- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-5					
Avg. Life (yrs)	25.90	10.35	**5.42**	3.91	3.45
Window (mo)	257-341	61-181	**37- 98**	38- 63	39- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-6					
Avg. Life (yrs)	25.86	10.24	**5.33**	3.83	3.35
Window (mo)	257-341	61-181	**37- 98**	37- 63	38- 44
Expected Final Mat.	Mar 2033	Nov 2019	**Dec 2012**	Jan 2010	Jun 2008
Class M-7					
Avg. Life (yrs)	25.31	9.05	**4.64**	3.40	3.19
Window (mo)	257-335	61-164	**37- 85**	37- 54	37- 38
Expected Final Mat.	Sep 2032	Jun 2018	**Nov 2011**	Apr 2009	Dec 2007

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	19.73	6.39	**3.44**	2.25	1.57
Window (mo)	1-357	1-330	**1-225**	1-155	1-113
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class A-2A					
Avg. Life (yrs)	10.91	1.31	**0.80**	0.62	0.52
Window (mo)	1-182	1 - 28	**1 - 15**	1 - 11	1 - 9
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class A-2B					
Avg. Life (yrs)	20.26	4.70	**2.43**	1.63	1.24
Window (mo)	182-298	28- 96	**15- 48**	11 - 29	9 - 21
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class A-2C					
Avg. Life (yrs)	27.53	13.81	**7.49**	4.74	3.08
Window (mo)	298-357	96-330	**48-225**	29-155	21-113
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-1					
Avg. Life (yrs)	26.03	11.13	**5.96**	4.43	4.42
Window (mo)	257-354	61-267	**38-157**	41-103	48- 73
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-2					
Avg. Life (yrs)	26.03	11.06	**5.90**	4.32	4.10
Window (mo)	257-353	61-255	**37-148**	40- 96	44- 68
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-3					
Avg. Life (yrs)	26.01	10.93	**5.80**	4.21	3.82
Window (mo)	257-352	61-241	**37-138**	39- 89	41- 63
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class M-4					
Avg. Life (yrs)	25.99	10.74	**5.68**	4.08	3.63
Window (mo)	257-348	61-216	**37-121**	38- 77	40- 55
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-5					
Avg. Life (yrs)	25.95	10.54	**5.55**	3.98	3.51
Window (mo)	257-346	61-203	**37-112**	38- 72	39- 51
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-6					
Avg. Life (yrs)	25.86	10.24	**5.33**	3.83	3.36
Window (mo)	257-342	61-183	**37-100**	37- 64	38- 45
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014
Class M-7					
Avg. Life (yrs)	25.31	9.05	**4.64**	3.40	3.19
Window (mo)	257-335	61-164	**37- 85**	37- 54	37- 38
Expected Final Mat.	Jul 2034	Apr 2032	**Jul 2023**	Sep 2017	Mar 2014

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	3.17	34	5.67	67	5.87
2	5.82	35	5.64	68	5.69
3	5.63	36	5.83	69	5.88
4	5.63	37	5.65	70	5.70
5	6.23	38	5.84	71	5.70
6	5.63	39	5.66	72	5.90
7	5.82	40	5.66	73	5.71
8	5.63	41	6.06	74	5.91
9	5.83	42	5.67	75	5.72
10	5.64	43	5.86	76	5.73
11	5.64	44	5.68	77	6.35
12	5.84	45	5.87	78	5.74
13	5.65	46	5.69	79	5.93
14	5.84	47	5.69	80	5.75
15	5.66	48	5.88	81	5.94
16	5.66	49	5.70	82	5.76
17	6.27	50	5.89	83	5.76
18	5.67	51	5.71	84	5.95
19	5.86	52	5.71	85	5.77
20	5.68	53	6.33	86	5.96
21	5.87	54	5.72	87	5.78
22	5.72	55	5.92	88	5.78
23	5.68	56	5.73	89	6.19
24	5.87	57	5.91	90	5.79
25	5.69	58	5.67	91	5.99
26	5.88	59	5.65	92	5.80
27	5.69	60	5.84	93	6.00
28	5.70	61	5.65	94	5.81
29	6.31	62	5.85	95	5.82
30	5.71	63	5.66	96	6.01
31	5.90	64	5.67	97	5.83
32	5.71	65	6.28	98	6.02
33	5.90	66	5.68		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 1.79%; 6-Month Libor; 2.06%
3. Fees Include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy

Net WAC Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	10.00	9.99	34	10.00	10.00	67	10.00	10.01
2	10.00	10.00	35	10.00	10.00	68	10.00	10.00
3	10.00	9.99	36	10.01	10.00	69	9.99	10.00
4	10.00	9.99	37	10.00	10.00	70	9.99	10.00
5	10.00	10.00	38	9.99	9.99	71	9.99	10.00
6	10.00	9.99	39	10.00	9.99	72	9.99	9.99
7	10.00	9.99	40	10.00	10.00	73	10.00	10.00
8	10.01	10.00	41	10.00	10.00	74	10.00	10.00
9	9.99	10.00	42	9.99	9.99	75	9.99	10.00
10	10.00	9.99	43	10.00	10.00	76	9.99	10.00
11	10.00	10.00	44	10.00	10.00	77	9.99	10.00
12	10.00	10.00	45	10.00	9.99	78	10.00	10.00
13	10.00	10.00	46	10.00	10.00	79	9.99	9.99
14	10.00	9.99	47	10.00	10.00	80	9.99	10.00
15	9.99	9.99	48	10.00	10.00	81	10.00	10.00
16	10.01	10.00	49	10.00	10.00	82	9.99	10.00
17	10.00	10.00	50	9.99	9.99	83	10.00	10.00
18	10.01	10.00	51	9.99	9.99	84	9.99	10.00
19	9.99	9.99	52	9.99	10.00	85	10.00	10.00
20	9.99	9.99	53	9.99	10.00	86	10.00	10.00
21	10.00	9.99	54	9.99	10.00	87	10.00	10.01
22	10.00	9.99	55	10.00	10.00	88	9.99	9.99
23	10.00	9.99	56	10.00	10.01	89	9.99	10.00
24	10.00	9.99	57	10.00	10.00	90	10.00	10.00
25	10.00	10.00	58	9.99	10.00	91	9.99	9.99
26	10.00	9.99	59	9.99	9.99	92	9.99	9.99
27	10.00	10.00	60	9.99	10.00	93	10.00	10.00
28	10.01	10.00	61	9.99	10.00	94	9.99	10.00
29	9.99	9.99	62	10.00	10.00	95	10.00	10.00
30	9.99	9.99	63	10.00	10.00	96	9.99	10.00
31	10.00	10.00	64	10.00	10.00	97	10.00	10.01
32	10.00	10.00	65	9.99	10.00	98	10.00	10.00
33	10.00	10.00	66	9.99	9.99			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees Include the Master Servicing Fee, the respective Servicer Fees and the Mortgage Insurance Policy Premium for those loans covered under the Policy
3. Proceeds from Interest Rate Caps Included

Class A Interest Rate Cap Schedule

Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class A Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	375,063,000	2.72	9.55	50	105,723,246	7.94	9.43
2	371,607,755	5.37	9.55	51	103,175,603	7.66	9.43
3	367,413,588	5.18	9.55	52	100,692,722	7.66	9.43
4	362,485,897	5.19	9.55	53	98,272,959	8.54	9.43
5	356,834,296	5.85	9.54	54	95,914,571	7.65	9.43
6	350,472,515	5.24	9.54	55	93,615,890	7.91	9.43
7	343,418,590	5.43	9.54	56	91,375,331	7.64	9.43
8	335,695,802	5.24	9.54	57	89,191,325	7.99	9.43
9	327,335,299	5.44	9.53	58	87,062,507	7.92	9.43
10	318,414,153	5.25	9.53	59	84,987,829	8.07	9.43
11	309,267,551	5.31	9.53	60	82,965,656	8.35	9.43
12	300,352,090	5.50	9.52	61	80,994,248	8.05	9.43
13	291,674,792	5.31	9.52	62	79,072,266	8.32	9.43
14	283,229,036	5.50	9.52	63	77,198,407	8.02	9.43
15	275,008,417	5.31	9.51	64	75,371,404	8.01	9.43
16	267,006,713	5.31	9.51	65	73,590,042	8.92	9.43
17	259,217,912	6.00	9.51	66	71,853,103	7.99	9.43
18	251,636,115	5.37	9.51	67	70,159,421	8.26	9.43
19	244,255,614	5.57	9.50	68	68,507,863	7.96	9.43
20	237,070,842	5.38	9.50	69	66,897,323	8.24	9.43
21	230,076,408	5.58	9.50	70	65,326,731	7.94	9.43
22	223,267,088	5.70	9.50	71	63,795,041	7.93	9.43
23	216,647,814	6.30	9.50	72	62,301,238	8.20	9.43
24	210,208,790	6.53	9.50	73	60,844,334	7.90	9.43
25	203,939,194	6.30	9.49	74	59,423,369	8.17	9.43
26	197,834,343	6.52	9.49	75	58,037,408	7.88	9.43
27	191,889,734	6.30	9.49	76	56,685,541	7.87	9.43
28	186,100,990	6.41	9.49	77	55,366,882	8.76	9.43
29	180,466,215	7.41	9.48	78	54,080,572	7.84	9.43
30	174,979,961	6.64	9.48	79	52,825,773	8.11	9.43
31	169,636,987	6.87	9.48	80	51,601,670	7.82	9.43
32	164,433,377	6.63	9.48	81	50,407,470	8.08	9.43
33	159,365,357	6.90	9.47	82	49,242,402	7.80	9.43
34	154,429,397	6.92	9.47	83	48,105,728	7.80	9.43
35	149,624,094	7.27	9.47	84	46,996,729	8.08	9.43
36	144,945,046	7.53	9.47	85	45,914,717	7.78	9.43
37	140,387,233	7.26	9.46	86	44,858,948	8.05	9.43
38	140,387,233	7.52	9.46	87	43,828,750	7.76	9.43
39	138,574,652	7.26	9.46	88	42,823,467	7.75	9.43
40	135,182,947	7.41	9.46	89	41,842,463	8.31	9.43
41	131,879,807	8.18	9.46	90	40,885,118	7.72	9.43
42	128,662,321	7.61	9.45	91	39,950,827	7.99	9.43
43	125,527,553	7.87	9.45	92	39,039,004	7.70	9.43
44	122,473,275	7.59	9.45	93	38,149,077	7.96	9.43
45	119,497,326	7.86	9.45	94	37,280,489	7.68	9.43
46	116,597,689	7.66	9.44	95	36,432,700	7.66	9.43
47	113,772,686	7.69	9.44	96	35,605,181	7.93	9.43
48	111,019,936	7.96	9.44	97	34,797,420	7.64	9.43
49	108,337,415	7.67	9.43	98	34,008,918	7.90	9.43

Class M Interest Rate Cap Schedule

Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)	Period	Class M Notional Schedule ($)	Strike Rate (%)	Ceiling Rate (%)
1	37,610,000	1.86	8.68	50	23,532,063	7.20	8.69
2	37,610,000	4.50	8.68	51	22,914,932	6.92	8.69
3	37,610,000	4.32	8.68	52	22,313,489	6.92	8.70
4	37,610,000	4.33	8.68	53	21,727,335	7.80	8.70
5	37,610,000	4.99	8.68	54	21,156,049	6.91	8.70
6	37,610,000	4.39	8.68	55	20,599,225	7.18	8.70
7	37,610,000	4.58	8.68	56	20,056,481	6.91	8.71
8	37,610,000	4.39	8.68	57	19,527,436	7.27	8.71
9	37,610,000	4.58	8.68	58	19,011,760	7.19	8.71
10	37,610,000	4.41	8.68	59	18,509,198	7.35	8.71
11	37,610,000	4.46	8.68	60	18,019,355	7.63	8.72
12	37,610,000	4.66	8.68	61	17,541,809	7.33	8.72
13	37,610,000	4.47	8.68	62	17,076,236	7.61	8.72
14	37,610,000	4.67	8.68	63	16,622,320	7.31	8.72
15	37,610,000	4.48	8.68	64	16,179,753	7.31	8.73
16	37,610,000	4.49	8.68	65	15,748,243	8.21	8.73
17	37,610,000	5.17	8.68	66	15,327,494	7.29	8.73
18	37,610,000	4.55	8.68	67	14,917,224	7.56	8.74
19	37,610,000	4.75	8.68	68	14,517,156	7.27	8.74
20	37,610,000	4.56	8.68	69	14,127,026	7.54	8.74
21	37,610,000	4.77	8.68	70	13,746,572	7.25	8.75
22	37,610,000	4.89	8.68	71	13,375,541	7.24	8.75
23	37,610,000	5.49	8.68	72	13,013,688	7.52	8.75
24	37,610,000	5.72	8.68	73	12,660,774	7.23	8.76
25	37,610,000	5.49	8.68	74	12,316,565	7.50	8.76
26	37,610,000	5.72	8.68	75	11,980,835	7.21	8.77
27	37,610,000	5.49	8.68	76	11,653,364	7.20	8.77
28	37,610,000	5.61	8.68	77	11,333,938	8.10	8.78
29	37,610,000	6.61	8.68	78	11,022,347	7.19	8.78
30	37,610,000	5.84	8.68	79	10,718,390	7.46	8.78
31	37,610,000	6.07	8.68	80	10,421,868	7.17	8.79
32	37,610,000	5.83	8.68	81	10,132,589	7.44	8.79
33	37,610,000	6.11	8.68	82	9,850,368	7.16	8.80
34	37,610,000	6.13	8.68	83	9,575,024	7.17	8.80
35	37,610,000	6.48	8.68	84	9,306,385	7.45	8.81
36	37,610,000	6.75	8.68	85	9,044,283	7.17	8.82
37	37,610,000	6.48	8.68	86	8,788,537	7.44	8.82
38	33,609,753	6.77	8.71	87	8,538,986	7.15	8.83
39	31,157,779	6.49	8.68	88	8,295,471	7.15	8.83
40	30,395,172	6.63	8.68	89	8,057,836	7.71	8.84
41	29,652,478	7.40	8.68	90	7,825,933	7.14	8.85
42	28,929,044	6.84	8.68	91	7,599,614	7.41	8.85
43	28,224,208	7.10	8.68	92	7,378,737	7.13	8.86
44	27,537,469	6.82	8.68	93	7,163,165	7.40	8.87
45	26,868,343	7.10	8.68	94	6,952,762	7.12	8.88
46	26,166,245	6.91	8.69	95	6,747,397	7.11	8.88
47	25,481,927	6.94	8.69	96	6,546,942	7.38	8.89
48	24,815,112	7.21	8.69	97	6,351,273	7.10	8.90
49	24,165,309	6.93	8.69	98	6,160,269	7.38	8.91

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	1.63	34	3.35	67	3.45
2	3.51	35	3.31	68	3.38
3	3.44	36	3.39	69	3.47
4	3.43	37	3.30	70	3.40
5	3.66	38	3.40	71	3.40
6	3.43	39	3.33	72	3.49
7	3.50	40	3.33	73	3.42
8	3.42	41	3.49	74	3.51
9	3.50	42	3.33	75	3.44
10	3.42	43	3.42	76	3.44
11	3.42	44	3.34	77	3.69
12	3.50	45	3.42	78	3.46
13	3.42	46	3.34	79	3.55
14	3.49	47	3.35	80	3.48
15	3.41	48	3.43	81	3.56
16	3.41	49	3.35	82	3.49
17	3.65	50	3.44	83	3.50
18	3.41	51	3.37	84	3.58
19	3.49	52	3.37	85	3.51
20	3.41	53	3.62	86	3.60
21	3.49	54	3.39	87	3.53
22	3.45	55	3.47	88	3.54
23	3.40	56	3.40	89	3.71
24	3.48	57	3.47	90	3.56
25	3.40	58	3.34	91	3.64
26	3.48	59	3.32	92	3.58
27	3.40	60	3.40	93	3.66
28	3.40	61	3.33	94	3.59
29	3.64	62	3.42	95	3.60
30	3.40	63	3.34	96	3.69
31	3.48	64	3.35	97	3.62
32	3.40	65	3.60	98	3.71
33	3.47	66	3.37		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 1.79%; 6-Month Libor; 2.06%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

HMAC 2004-5 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS)

Forwards			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (yrs.)
M-1	11.21	12.28	12.26
M-2	9.40	10.73	13.23
M-3	7.30	8.77	13.54
M-4	6.58	8.05	16.64
M-5	5.75	7.18	16.73
M-6	5.00	6.37	17.34
M-7	3.90	5.12	16.78

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward Curves as of 09/15/2004
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,963	
Total Outstanding Loan Principle Balance		$415,583,165	
Average Outstanding Loan Principal Balance		211,708	$23,487- $1,825,000
WA Coupon		6.226%	3. 250% - 12.500%
WA Remaining Term (mo.)		349	118 - 359
WA Combined LTV		79.04%	11.36% - 100.00%
WA FICO*		690	580 – 817
WA Seasoning (mo.)		2	1 - 8
Interest Only Loans		54.39%	
1st Liens		96.58%	
Loan Type			
ARM		68.56%	
Fixed		31.44%	
Geographic Distribution			
	CA	44.07%	
	GA	9. 98%	
	NJ	7.19%	
ARM Characteristics			
Gross Margin		3.466%	1.875% - 7.950%
Initial Periodic Cap		3.169%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.487%	7.375% -15.365%
Lifetime Minimum Rate		3.466%	1.875% - 7.950%

*Zero Values Excluded

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	58	$1,448,500.00	0.35%
25,000.01 - 50,000.00	112	4,053,314.00	0.97
50,000.01 - 75,000.00	131	8,266,414.00	1.99
75,000.01 - 100,000.00	156	13,877,208.00	3.34
100,000.01 - 125,000.00	180	20,205,911.00	4.86
125,000.01 - 150,000.00	177	24,327,114.00	5.85
150,000.01 - 175,000.00	159	25,653,111.00	6.17
175,000.01 - 200,000.00	140	26,271,789.00	6.31
200,000.01 - 225,000.00	134	28,682,908.00	6.89
225,000.01 - 250,000.00	114	27,016,361.00	6.49
250,000.01 - 275,000.00	97	25,456,547.00	6.12
275,000.01 - 300,000.00	109	31,461,736.00	7.56
300,000.01 - 333,700.00	101	31,920,958.00	7.67
333,700.01 - 350,000.00	37	12,700,646.00	3.05
350,000.01 - 500,000.00	159	66,073,827.00	15.88
500,000.01 -1,000,000.00	95	62,587,219.00	15.04
>1,000,000.00	4	6,020,000.00	1.45
Total:	**1,963**	**$416,023,563.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	59	$1,471,363.13	0.35%
25,000.01 - 50,000.00	112	4,072,541.46	0.98
50,000.01 - 75,000.00	130	8,204,236.21	1.97
75,000.01 - 100,000.00	156	13,859,700.91	3.34
100,000.01 - 125,000.00	180	20,180,575.25	4.86
125,000.01 - 150,000.00	178	24,446,500.78	5.88
150,000.01 - 175,000.00	158	25,465,533.94	6.13
175,000.01 - 200,000.00	141	26,441,180.44	6.36
200,000.01 - 225,000.00	134	28,676,260.66	6.90
225,000.01 - 250,000.00	113	26,757,991.78	6.44
250,000.01 - 275,000.00	97	25,426,011.57	6.12
275,000.01 - 300,000.00	109	31,436,836.32	7.56
300,000.01 - 333,700.00	102	32,221,899.93	7.75
333,700.01 - 350,000.00	36	12,353,971.82	2.97
350,000.01 - 500,000.00	159	66,006,753.10	15.88
500,000.01 -1,000,000.00	95	62,541,807.84	15.05
>1,000,000.00	4	6,020,000.00	1.45
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	1	$612,000.00	0.15%
3.500 - 3.999	6	2,570,014.91	0.62
4.000 - 4.499	18	4,914,810.58	1.18
4.500 - 4.999	120	35,649,825.81	8.58
5.000 - 5.499	186	52,959,015.10	12.74
5.500 - 5.999	324	89,314,372.65	21.49
6.000 - 6.499	311	68,698,898.26	16.53
6.500 - 6.999	398	83,914,864.75	20.19
7.000 - 7.499	183	34,160,324.40	8.22
7.500 - 7.999	131	23,554,643.20	5.67
8.000 - 8.499	41	4,835,095.17	1.16
8.500 - 8.999	43	3,275,122.97	0.79
9.000 - 9.499	35	1,777,017.39	0.43
9.500 - 9.999	59	2,952,096.10	0.71
10.000 - 10.499	27	1,441,530.05	0.35
10.500 - 10.999	36	2,089,710.15	0.50
11.000 - 11.499	10	848,290.96	0.20
11.500 - 11.999	6	241,458.37	0.06
12.000 - 12.499	17	1,117,242.63	0.27
12.500 - 12.999	11	656,831.69	0.16
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	291	$19,593,722.43	4.71%
181 - 240	9	1,259,778.30	0.30
241 - 360	1,663	394,729,664.41	94.98
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
61 - 120	1	$592,559.92	0.14%
121 - 180	290	19,001,162.51	4.57
181 - 240	9	1,259,778.30	0.30
241 - 300	1	108,176.34	0.03
301 - 360	1,662	394,621,488.07	94.96
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,962	$415,512,267.69	99.98%
7 - 12	1	70,897.45	0.02
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	4	$587,825.13	0.14%
25.01 - 30.00	8	2,524,055.64	0.61
30.01 - 35.00	4	577,691.74	0.14
35.01 - 40.00	8	1,202,940.40	0.29
40.01 - 45.00	11	2,101,106.93	0.51
45.01 - 50.00	15	3,398,771.86	0.82
50.01 - 55.00	21	5,054,893.70	1.22
55.01 - 60.00	58	18,987,100.07	4.57
60.01 - 65.00	52	14,585,755.19	3.51
65.01 - 70.00	99	28,042,242.22	6.75
70.01 - 75.00	113	26,991,031.16	6.49
75.01 - 80.00	847	206,880,645.63	49.78
80.01 - 85.00	50	10,292,585.78	2.48
85.01 - 90.00	216	40,550,218.77	9.76
90.01 - 95.00	153	24,734,946.25	5.95
95.01 - 100.00	304	29,071,354.67	7.00
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Owner Occupied	1,480	$338,359,366.10	81.42%
Investor	439	68,447,814.23	16.47
Second Home	44	8,775,984.81	2.11
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	1253	$270,601,416.90	65.11%
PUD	424	83,054,658.80	19.99
Two-Four Family	157	36,905,277.19	8.88
Condominium	129	25,021,812.25	6.02
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	1274	$238,950,681.18	57.50%
Cashout Refinance	594	150,509,765.99	36.22
Rate/Term Refinance	95	26,122,717.97	6.29
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	1149	$259,563,513.18	62.46%
Full Documentation	560	103,010,827.40	24.79
No Documentation	254	53,008,824.56	12.76
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR ARM	5	$634,192.61	0.15%
Six Month LIBOR ARM - Interest Only	105	27,718,694.00	6.67
2/6 Hybrid ARM	313	67,288,892.43	16.19
2/6 Hybrid ARM - Interest Only	280	75,002,957.00	18.05
3/6 Hybrid ARM	44	9,563,335.25	2.30
3/6 Hybrid ARM - Interest Only	174	45,771,957.00	11.01
5/6 Hybrid ARM	40	9,221,451.43	2.22
5/6 Hybrid ARM - Interest Only	173	45,439,822.00	10.93
7/6 Hybrid ARM	3	1,347,785.98	0.32
7/6 Hybrid ARM - Interest Only	8	2,310,320.00	0.56
10/6 Hybrid ARM	1	349,267.41	0.08
10/6 Hybrid ARM - Interest Only	1	285,000.00	0.07
Fixed Rate	683	101,125,073.03	24.33
Fixed Rate - Interest Only	133	29,524,417.00	7.10
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,147	$284,933,675.11	68.56%
Fixed Rate	816	130,649,490.03	31.44
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	615	$183,146,899.27	44.07%
Georgia	336	41,489,863.78	9.98
New Jersey	145	29,862,560.12	7.19
Florida	167	27,970,008.60	6.73
New York	80	21,911,448.99	5.27
Nevada	50	12,933,701.97	3.11
Massachusetts	47	12,508,425.34	3.01
Texas	85	10,519,195.46	2.53
Connecticut	38	7,974,934.84	1.92
Illinois	32	7,122,060.14	1.71
Arizona	44	6,641,844.76	1.60
Washington	33	5,221,170.75	1.26
Colorado	28	5,113,797.56	1.23
Virginia	17	4,286,928.26	1.03
Pennsylvania	28	4,175,993.79	1.00
Other	218	34,704,331.51	8.35
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	454	$90,051,168.77	21.67%
6	118	7,356,129.63	1.77
12	189	49,118,655.84	11.82
24	569	130,875,980.85	31.49
36	513	109,515,636.02	26.35
60	120	28,665,594.03	6.90
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
576 - 600	36	$7,471,865.98	1.80%
601 - 625	106	23,769,287.70	5.72
626 - 650	285	62,594,830.88	15.06
651 - 675	373	82,905,056.47	19.95
676 - 700	381	76,301,239.64	18.36
701 - 725	264	57,332,366.51	13.80
726 - 750	223	44,582,074.14	10.73
751 - 775	188	40,060,915.73	9.64
776 - 800	94	18,255,468.83	4.39
801 - 825	13	2,310,059.26	0.56
Total:	**1,963**	**$415,583,165.14**	**100.00%**

Adjustable Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,147	
Total Outstanding Loan Principal Balance		$284,933,675	
Average Outstanding Loan Principal Balance		$248,416	$39,857 - $1,825,000
WA Coupon		5.820%	3.250% - 8.490%
WA Remaining Term (mo.)		358	354 - 359
WA Combined LTV		79.36%	11.36% - 100.00%
WA FICO*		690	581 – 810
WA Seasoning (mo.)		2	1 - 6
Interest Only Loans		68.97%	
1st Liens		100.00%	
Loan Type			
ARM		100.00%	
Fixed		0.00%	
Geographic Distribution			
	CA	47.72%	
	GA	9.43%	
	NJ	6.90%	
ARM Characteristics			
Gross Margin		3.466%	1.875% - 7.950%
Initial Periodic Cap		3.169%	1.000% - 6.000%
Subsequent Periodic Cap		1.000%	1.000% - 1.000%
Lifetime Maximum Rate		11.487%	7.375% -15.365%
Lifetime Minimum Rate		3.466%	1.875% - 7.950%

*Zero Values Excluded

COLLATERAL TABLES – ADJUSTABLE RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	4	$178,000.00	0.06%
50,000.01 - 75,000.00	38	2,504,459.00	0.88
75,000.01 - 100,000.00	76	6,844,699.00	2.40
100,000.01 - 125,000.00	103	11,556,310.00	4.05
125,000.01 - 150,000.00	109	15,005,352.00	5.26
150,000.01 - 175,000.00	100	16,077,520.00	5.64
175,000.01 - 200,000.00	97	18,226,920.00	6.39
200,000.01 - 225,000.00	91	19,499,870.00	6.84
225,000.01 - 250,000.00	85	20,127,670.00	7.06
250,000.01 - 275,000.00	70	18,370,597.00	6.44
275,000.01 - 300,000.00	78	22,535,560.00	7.90
300,000.01 - 333,700.00	78	24,730,588.00	8.67
333,700.01 - 350,000.00	31	10,654,046.00	3.74
350,000.01 - 500,000.00	112	46,106,586.00	16.17
500,000.01 -1,000,000.00	72	47,907,419.00	16.80
>1,000,000.00	3	4,820,000.00	1.69
Total:	**1,147**	**$285,145,596.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	4	$177,715.08	0.06%
50,000.01 - 75,000.00	38	2,501,969.59	0.88
75,000.01 - 100,000.00	76	6,839,265.47	2.40
100,000.01 - 125,000.00	103	11,544,541.91	4.05
125,000.01 - 150,000.00	109	14,990,796.23	5.26
150,000.01 - 175,000.00	100	16,060,245.17	5.64
175,000.01 - 200,000.00	97	18,211,181.72	6.39
200,000.01 - 225,000.00	92	19,708,055.61	6.92
225,000.01 - 250,000.00	84	19,880,630.37	6.98
250,000.01 - 275,000.00	70	18,350,817.90	6.44
275,000.01 - 300,000.00	78	22,524,552.74	7.91
300,000.01 - 333,700.00	79	25,041,430.21	8.79
333,700.01 - 350,000.00	30	10,311,683.36	3.62
350,000.01 - 500,000.00	112	46,076,658.92	16.17
500,000.01 -1,000,000.00	72	47,894,130.83	16.81
>1,000,000.00	3	4,820,000.00	1.69
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	1	$612,000.00	0.21%
3.500 - 3.999	6	2,570,014.91	0.90
4.000 - 4.499	18	4,914,810.58	1.72
4.500 - 4.999	120	35,649,825.81	12.51
5.000 - 5.499	183	52,014,444.09	18.25
5.500 - 5.999	301	80,443,743.66	28.23
6.000 - 6.499	200	41,565,379.90	14.59
6.500 - 6.999	185	41,080,567.93	14.42
7.000 - 7.499	89	17,844,928.55	6.26
7.500 - 7.999	34	6,879,454.51	2.41
8.000 - 8.499	10	1,358,505.17	0.48
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
241 - 360	1,147	$284,933,675.11	100.00%
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
301 - 360	1,147	$284,933,675.11	100.00%
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,147	$284,933,675.11	100.00%
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	1	$99,790.70	0.04%
25.01 - 30.00	4	894,902.69	0.31
30.01 - 35.00	3	328,726.31	0.12
35.01 - 40.00	2	255,000.00	0.09
40.01 - 45.00	7	1,550,262.17	0.54
45.01 - 50.00	6	1,334,416.80	0.47
50.01 - 55.00	10	3,078,859.11	1.08
55.01 - 60.00	30	11,175,742.76	3.92
60.01 - 65.00	29	8,147,576.61	2.86
65.01 - 70.00	63	20,013,863.05	7.02
70.01 - 75.00	57	14,515,291.82	5.09
75.01 - 80.00	637	160,884,961.11	56.46
80.01 - 85.00	27	5,835,509.71	2.05
85.01 - 90.00	116	25,778,069.22	9.05
90.01 - 95.00	74	15,785,023.45	5.54
95.01 - 100.00	81	15,255,679.60	5.35
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Owner Occupied	892	$236,409,109.43	82.97%
Investor	229	42,773,483.83	15.01
Second Home	26	5,751,081.85	2.02
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	739	$183,750,360.01	64.49%
PUD	253	62,466,861.40	21.92
Condominium	86	19,634,003.81	6.89
Two-Four Family	69	19,082,449.89	6.70
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	756	$174,995,556.93	61.42%
Cashout Refinance	340	94,163,924.71	33.05
Rate/Term Refinance	51	15,774,193.47	5.54
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	702	$182,521,916.42	64.06%
Full Documentation	313	71,124,517.87	24.96
No Documentation	132	31,287,240.82	10.98
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR ARM	5	$634,192.61	0.22%
Six Month LIBOR ARM - Interest Only	105	27,718,694.00	9.73
2/6 Hybrid ARM	313	67,288,892.43	23.62
2/6 Hybrid ARM - Interest Only	280	75,002,957.00	26.32
3/6 Hybrid ARM	44	9,563,335.25	3.36
3/6 Hybrid ARM - Interest Only	174	45,771,957.00	16.06
5/6 Hybrid ARM	40	9,221,451.43	3.24
5/6 Hybrid ARM - Interest Only	173	45,439,822.00	15.95
7/6 Hybrid ARM	3	1,347,785.98	0.47
7/6 Hybrid ARM - Interest Only	8	2,310,320.00	0.81
10/6 Hybrid ARM	1	349,267.41	0.12
10/6 Hybrid ARM - Interest Only	1	285,000.00	0.10
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,147	$284,933,675.11	100.00%
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	403	$135,962,573.40	47.72%
Georgia	167	26,878,911.85	9.43
New Jersey	83	19,660,527.17	6.90
Florida	97	19,186,951.63	6.73
Nevada	40	11,504,641.73	4.04
Massachusetts	32	8,848,982.17	3.11
New York	25	7,439,619.90	2.61
Texas	48	6,591,035.03	2.31
Illinois	28	6,451,624.20	2.26
Arizona	32	5,389,693.52	1.89
Colorado	19	4,393,189.86	1.54
Virginia	14	3,841,128.57	1.35
Connecticut	16	3,310,531.51	1.16
Washington	16	3,221,103.83	1.13
Other	127	22,253,160.74	7.81
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	243	$62,450,802.70	21.92%
6	3	345,081.59	0.12
12	95	26,301,740.80	9.23
24	453	109,373,377.03	38.39
36	278	66,029,693.44	23.17
60	75	20,432,979.55	7.17
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
576 - 600	28	$5,905,359.97	2.07%
601 - 625	66	16,580,596.18	5.82
626 - 650	167	43,338,316.06	15.21
651 - 675	212	54,971,467.79	19.29
676 - 700	216	51,603,368.53	18.11
701 - 725	151	38,681,514.85	13.58
726 - 750	135	31,324,444.07	10.99
751 - 775	106	26,730,201.91	9.38
776 - 800	61	14,882,150.84	5.22
801 - 825	5	916,254.91	0.32
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.500 - 1.999	1	$303,719.42	0.11%
2.000 - 2.499	142	38,991,880.96	13.68
2.500 - 2.999	420	101,113,687.44	35.49
3.000 - 3.499	294	82,200,198.89	28.85
3.500 - 3.999	4	767,418.43	0.27
4.000 - 4.499	2	481,524.98	0.17
4.500 - 4.999	2	564,519.63	0.20
5.000 - 5.499	121	23,943,346.84	8.40
5.500 - 5.999	27	6,779,890.81	2.38
6.000 - 6.499	90	20,989,389.48	7.37
6.500 - 6.999	26	5,356,348.91	1.88
7.000 - 7.499	14	2,816,700.53	0.99
7.500 - 7.999	4	625,048.79	0.22
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
December 2004	2	$792,000.00	0.28%
January 2005	19	4,860,564.46	1.71
February 2005	77	20,326,001.57	7.13
March 2005	12	2,374,320.58	0.83
May 2006	5	1,080,297.33	0.38
June 2006	26	5,714,119.69	2.01
July 2006	236	54,460,762.58	19.11
August 2006	263	65,403,941.63	22.95
September 2006	63	15,632,728.20	5.49
April 2007	1	303,719.42	0.11
May 2007	5	1,340,119.25	0.47
June 2007	38	10,906,028.06	3.83
July 2007	45	13,299,825.79	4.67
August 2007	102	23,214,334.40	8.15
September 2007	27	6,271,265.33	2.20
April 2009	1	420,000.00	0.15
May 2009	11	4,141,781.95	1.45
June 2009	58	11,784,898.70	4.14
July 2009	51	14,036,852.74	4.93
August 2009	75	21,109,261.06	7.41
September 2009	17	3,168,478.98	1.11
June 2011	1	135,920.00	0.05
July 2011	2	679,402.57	0.24
August 2011	6	1,675,243.69	0.59
September 2011	2	1,167,539.72	0.41
August 2014	2	634,267.41	0.22
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
7.000 - 7.499	1	$135,920.00	0.05%
8.500 - 8.999	2	1,685,000.00	0.59
9.000 - 9.499	3	1,067,550.00	0.37
9.500 - 9.999	52	17,329,800.69	6.08
10.000 - 10.499	91	28,069,696.91	9.85
10.500 - 10.999	196	51,092,365.23	17.93
11.000 - 11.499	202	46,684,675.55	16.38
11.500 - 11.999	224	58,255,578.05	20.45
12.000 - 12.499	107	23,367,766.60	8.20
12.500 - 12.999	120	27,908,063.29	9.79
13.000 - 13.499	67	13,835,445.29	4.86
13.500 - 13.999	48	9,702,653.63	3.41
14.000 - 14.499	28	4,935,416.57	1.73
14.500 - 14.999	4	650,145.93	0.23
15.000 - 15.499	2	213,597.37	0.07
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.500 - 1.999	1	$303,719.42	0.11%
2.000 - 2.499	142	38,991,880.96	13.68
2.500 - 2.999	420	101,113,687.44	35.49
3.000 - 3.499	294	82,200,198.89	28.85
3.500 - 3.999	4	767,418.43	0.27
4.000 - 4.499	2	481,524.98	0.17
4.500 - 4.999	2	564,519.63	0.20
5.000 - 5.499	121	23,943,346.84	8.40
5.500 - 5.999	27	6,779,890.81	2.38
6.000 - 6.499	90	20,989,389.48	7.37
6.500 - 6.999	26	5,356,348.91	1.88
7.000 - 7.499	14	2,816,700.53	0.99
7.500 - 7.999	4	625,048.79	0.22
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	109	$28,055,886.61	9.85%
2.000	72	14,310,773.69	5.02
3.000	741	184,035,176.11	64.59
5.000	220	56,952,327.60	19.99
6.000	5	1,579,511.10	0.55
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	1,147	$284,933,675.11	100.00%
Total:	**1,147**	**$284,933,675.11**	**100.00%**

Fixed Rate Mortgage Loan Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		816	
Total Outstanding Loan Principal Balance		$130,649,490	
Average Outstanding Loan Principal Balance		$160,110	$23,487 - $1,200,000
WA Coupon		7.111%	5.375% - 12.500%
WA Remaining Term (mo.)		329	118 - 359
WA Combined LTV		78.35%	20.54% - 100.00%
WA FICO*		690	580 – 817
WA Seasoning (mo.)		2	1 - 8
Interest Only Loans		22.60%	
1st Liens		89.13%	
Loan Type			
ARM		0.00%	
Fixed		100.00%	
Geographic Distribution			
	CA	36.12%	
	GA	11.18%	
	NY	11.08%	

*Zero Values Excluded

COLLATERAL TABLES – FIXED RATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	58	$1,448,500.00	1.11%
25,000.01 - 50,000.00	108	3,875,314.00	2.96
50,000.01 - 75,000.00	93	5,761,955.00	4.40
75,000.01 - 100,000.00	80	7,032,509.00	5.37
100,000.01 - 125,000.00	77	8,649,601.00	6.61
125,000.01 - 150,000.00	68	9,321,762.00	7.12
150,000.01 - 175,000.00	59	9,575,591.00	7.32
175,000.01 - 200,000.00	43	8,044,869.00	6.15
200,000.01 - 225,000.00	43	9,183,038.00	7.02
225,000.01 - 250,000.00	29	6,888,691.00	5.26
250,000.01 - 275,000.00	27	7,085,950.00	5.41
275,000.01 - 300,000.00	31	8,926,176.00	6.82
300,000.01 - 333,700.00	23	7,190,370.00	5.49
333,700.01 - 350,000.00	6	2,046,600.00	1.56
350,000.01 - 500,000.00	47	19,967,241.00	15.26
500,000.01 -1,000,000.00	23	14,679,800.00	11.22
>1,000,000.00	1	1,200,000.00	0.92
Total:	**816**	**$130,877,967.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	59	$1,471,363.13	1.13%
25,000.01 - 50,000.00	108	3,894,826.38	2.98
50,000.01 - 75,000.00	92	5,702,266.62	4.36
75,000.01 - 100,000.00	80	7,020,435.44	5.37
100,000.01 - 125,000.00	77	8,636,033.34	6.61
125,000.01 - 150,000.00	69	9,455,704.55	7.24
150,000.01 - 175,000.00	58	9,405,288.77	7.20
175,000.01 - 200,000.00	44	8,229,998.72	6.30
200,000.01 - 225,000.00	42	8,968,205.05	6.86
225,000.01 - 250,000.00	29	6,877,361.41	5.26
250,000.01 - 275,000.00	27	7,075,193.67	5.42
275,000.01 - 300,000.00	31	8,912,283.58	6.82
300,000.01 - 333,700.00	23	7,180,469.72	5.50
333,700.01 - 350,000.00	6	2,042,288.46	1.56
350,000.01 - 500,000.00	47	19,930,094.18	15.25
500,000.01 -1,000,000.00	23	14,647,677.01	11.21
>1,000,000.00	1	1,200,000.00	0.92
Total:	**816**	**$130,649,490.03**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	3	$944,571.01	0.72%
5.500 - 5.999	23	8,870,628.99	6.79
6.000 - 6.499	111	27,133,518.36	20.77
6.500 - 6.999	213	42,834,296.82	32.79
7.000 - 7.499	94	16,315,395.85	12.49
7.500 - 7.999	97	16,675,188.69	12.76
8.000 - 8.499	31	3,476,590.00	2.66
8.500 - 8.999	43	3,275,122.97	2.51
9.000 - 9.499	35	1,777,017.39	1.36
9.500 - 9.999	59	2,952,096.10	2.26
10.000 - 10.499	27	1,441,530.05	1.10
10.500 - 10.999	36	2,089,710.15	1.60
11.000 - 11.499	10	848,290.96	0.65
11.500 - 11.999	6	241,458.37	0.18
12.000 - 12.499	17	1,117,242.63	0.86
12.500 - 12.999	11	656,831.69	0.50
Total:	**816**	**$130,649,490.03**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	291	$19,593,722.43	15.00%
181 - 240	9	1,259,778.30	0.96
241 - 360	516	109,795,989.30	84.04
Total:	**816**	**$130,649,490.03**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
61 - 120	1	$592,559.92	0.45%
121 - 180	290	19,001,162.51	14.54
181 - 240	9	1,259,778.30	0.96
241 - 300	1	108,176.34	0.08
301 - 360	515	109,687,812.96	83.96
Total:	**816**	**$130,649,490.03**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	815	$130,578,592.58	99.95%
7-12	1	70,897.45	0.05
Total:	**816**	**$130,649,490.03**	**100.00%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	3	$488,034.43	0.37%
25.01 - 30.00	4	1,629,152.95	1.25
30.01 - 35.00	1	248,965.43	0.19
35.01 - 40.00	6	947,940.40	0.73
40.01 - 45.00	4	550,844.76	0.42
45.01 - 50.00	9	2,064,355.06	1.58
50.01 - 55.00	11	1,976,034.59	1.51
55.01 - 60.00	28	7,811,357.31	5.98
60.01 - 65.00	23	6,438,178.58	4.93
65.01 - 70.00	36	8,028,379.17	6.14
70.01 - 75.00	56	12,475,739.34	9.55
75.01 - 80.00	210	45,995,684.52	35.21
80.01 - 85.00	23	4,457,076.07	3.41
85.01 - 90.00	100	14,772,149.55	11.31
90.01 - 95.00	79	8,949,922.80	6.85
95.01 - 100.00	223	13,815,675.07	10.57
Total:	**816**	**$130,649,490.03**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Owner Occupied	588	$101,950,256.67	78.03%
Investor	210	25,674,330.40	19.65
Second Home	18	3,024,902.96	2.32
Total:	**816**	**$130,649,490.03**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	514	$86,851,056.89	66.48%
PUD	171	20,587,797.40	15.76
Two-Four Family	88	17,822,827.30	13.64
Condominium	43	5,387,808.44	4.12
Total:	**816**	**$130,649,490.03**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	518	$63,955,124.25	48.95%
Cashout Refinance	254	56,345,841.28	43.13
Rate/Term Refinance	44	10,348,524.50	7.92
Total:	**816**	**$130,649,490.03**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	447	$77,041,596.76	58.97%
Full Documentation	247	31,886,309.53	24.41
No Documentation	122	21,721,583.74	16.63
Total:	**816**	**$130,649,490.03**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Fixed Rate	683	$101,125,073.03	77.40%
Fixed Rate - Interest Only	133	29,524,417.00	22.60
Total:	**816**	**$130,649,490.03**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Fixed Rate	816	$130,649,490.03	100.00%
Total:	**816**	**$130,649,490.03**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	212	$47,184,325.87	36.12%
Georgia	169	14,610,951.93	11.18
New York	55	14,471,829.09	11.08
New Jersey	62	10,202,032.95	7.81
Florida	70	8,783,056.97	6.72
Connecticut	22	4,664,403.33	3.57
Texas	37	3,928,160.43	3.01
Massachusetts	15	3,659,443.17	2.80
Hawaii	8	2,570,166.17	1.97
Pennsylvania	17	2,398,551.58	1.84
Washington	17	2,000,066.92	1.53
North Carolina	14	1,774,676.17	1.36
Nevada	10	1,429,060.24	1.09
Rhode Island	7	1,392,347.49	1.07
Other	101	11,580,417.72	8.86
Total:	**816**	**$130,649,490.03**	**100.00%**

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	211	$27,600,366.07	21.13%
6	115	7,011,048.04	5.37
12	94	22,816,915.04	17.46
24	116	21,502,603.82	16.46
36	235	43,485,942.58	33.28
60	45	8,232,614.48	6.30
Total:	**816**	**$130,649,490.03**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
576 - 600	8	$1,566,506.01	1.20%
601 - 625	40	7,188,691.52	5.50
626 - 650	118	19,256,514.82	14.74
651 - 675	161	27,933,588.68	21.38
676 - 700	165	24,697,871.11	18.90
701 - 725	113	18,650,851.66	14.28
726 - 750	88	13,257,630.07	10.15
751 - 775	82	13,330,713.82	10.20
776 - 800	33	3,373,317.99	2.58
801 - 825	8	1,393,804.35	1.07
Total:	**816**	**$130,649,490.03**	**100.00%**